As filed with the Securities and Exchange Commission on _______, 2000

Registration Statement No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHELSEA GCA REALTY PARTNERSHIP, L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6798 (Primary Standard Industrial Classification Code Number)	22-3258100 (I.R.S. employer identification number)

103 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 228-6111
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

LESLIE T. CHAO, President
103 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 228-6111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
MARTIN H. NEIDELL, ESQ.
STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038-4982

           Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [  ]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
                                                    Proposed Maximum      Proposed Maximum
   Title of Each Class of         Amount to be      Offering Price      Aggregate Offering         Amount of
 Securities to be Registered       Registered         Per Unit(1)          Price(1)              Registration Fee
-----------------------------  --------------    --------------------   --------------------     -----------------
8 3/8% Notes due 2005           $50,000,000             100%                 $50,000,000           $13,200
-----------------------------  --------------    --------------------   --------------------     -----------------
8 5/8% Notes due 2009           $50,000,000             100%                 $50,000,000            $13,200
-----------------------------  --------------    --------------------   --------------------     ----------------
Total                                                                                               $26,400
-----------------------------  --------------    --------------------   --------------------     -----------------

(1)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED October 23, 2000

THE INFORMATION CONTAINED IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

CHELSEA GCA REALTY PARTNERSHIP, L.P.

Exchange Offer For
$50,000,000 8 3/8% Notes Due August 17, 2005
and $50,000,000 8 5/8% Notes Due August 17, 2009

This Exchange Offer Will Expire at 5:00 P.M., New York City Time,
On _____________________, Unless Extended

Terms Of The Exchange Offer:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes, but you should see the section entitled "Material Federal Income Tax Consequences" for more information.

•	The terms of the notes to be issued are substantially identical to the terms of the outstanding notes, except for transfer restrictions, registration rights and penalty interest provisions relating to the outstanding notes.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the notes to be issued, and we do not intend to apply for their listing on any securities exchange.

           SEE THE SECTION ENTITLED "RISK FACTORS" THAT BEGINS ON PAGE 8 FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER PRIOR TO TENDERING YOUR OUTSTANDING NOTES FOR EXCHANGE.

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is _______________, 2000.

WHERE YOU CAN FIND MORE INFORMATION

           We are subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be read and copies obtained at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us.

           You may obtain a copy of any or all of the documents summarized in this prospectus or incorporated by reference in this prospectus, without charge, by request directed to Investor Relations, Chelsea GCA Realty, Inc., 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone (973) 228-6111.

           To obtain timely delivery of any copies of filings requested from us, please write or telephone us no later than ______, 2000.

           We have agreed that, if we are not subject to the informational requirements of Sections 13 or 15(d) of the Exchange Act, we will furnish to holders and beneficial owners of the notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes.

           We have "incorporated by reference" certain documents that we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

           Our SEC file number is 033-98136-01. We incorporate by reference the documents listed below that we have filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A filed September 20, 2000;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as amended by From 10-Q/A filed September 20, 2000;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

•	The information contained in the section "Policies With Respect to Certain Activities" contained in the Registration Statement on Form S-11 (File No. 33-67870) filed on August 25, 1993, as amended.

           All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act shall be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date we subsequently file such reports and documents.

PROSPECTUS SUMMARY

           The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the basic terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Reference in this prospectus to "Chelsea", "we", "our", "ours" and "us" refer to Chelsea GCA Realty Partnership, L.P. and our subsidiaries.

ABOUT US

           We are 83% owned and managed by our sole general partner, Chelsea GCA Realty, Inc., a real estate investment trust organized under the laws of the state of Maryland that specializes in owning, developing, leasing, marketing and managing upscale and fashion-oriented manufacturers' outlet centers. As of July 31, 2000, we owned and operated 21 centers in twelve states and Japan containing approximately six million square feet of gross leaseable area. Our existing portfolio includes properties in or near New York City, Los Angeles, San Francisco, Sacramento, Boston, Atlanta, Washington, D.C., Orlando, Portland (Oregon), Cleveland, Honolulu, the Napa Valley, Palm Springs and the Monterey Peninsula. At June 30, 2000, more than 500 tenants were represented in approximately 1,600 stores. On July 19, 2000, we announced that through a subsidiary we have been developing a new technology platform. This platform will provide fashion and other retail brands a customized direct-to-the-consumer internet online store incorporating e-commerce design, development, fulfillment and customer services.

           Our executive offices are located at 103 Eisenhower Parkway, Roseland, New Jersey 07068. Our telephone number is (973) 228-6111. We are a Delaware limited partnership.

SUMMARY OF THE EXCHANGE OFFER

           On August 16, 2000, we issued and sold $50 million aggregate principal amount of 8 3/8% notes due 2005 and $50 million aggregate principal amount of 8 5/8% notes due 2009 in a transaction exempt from the registration requirements of the Securities Act of 1933. Simultaneously with this transaction, we entered into a registration rights agreement with the initial purchasers of these original notes, in which we agreed to deliver this prospectus to you and to commence this exchange offer. In this exchange offer, you may exchange your outstanding notes for notes which have substantially the same terms. You should read the discussion under the headings "The Exchange Offer" and "Description of Notes" for further information regarding the notes to be issued in the exchange offer.

Securities Offered	Up to $50 million in principal amount of new 8 3/8% notes due August 17, 2005 and up to $50 million in principal amount of new 8 5/8% notes due August 17, 2009, registered under the Securities Act. The terms of the notes offered in the exchange offer are substantially identical to those of the outstanding notes, except that the transfer restrictions, registration rights and penalty interest provisions relating to the outstanding notes do not apply to the new registered notes.

The Exchange Offer	We are offering registered notes in exchange for a like principal amount of our outstanding unregistered notes. We are offering these registered notes to satisfy our obligations under a registration rights agreement which we entered into with the initial purchasers of the outstanding notes. You may tender your outstanding notes for exchange by following the procedures described under the heading "The Exchange Offer."

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on _____________________, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. You may withdraw any notes that you tender for exchange at any time prior to _____________________. If we decide for any reason not to accept any notes you have tendered for exchange, those notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See "The Exchange Offer--Terms of the Exchange Offer" for a more complete description of the tender and withdrawal provisions.

United States Federal Income Tax Consequences	Your exchange of outstanding notes for registered notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax purposes. See "Material Federal Income Tax Consequences" for a summary of material United States federal income tax consequences associated with the exchange of outstanding notes for the registered notes to be issued in the exchange offer and the ownership and disposition of those registered notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	State Street Bank and Trust Company

Shelf Registration Statement	Under certain circumstances, certain holders of outstanding notes (including holders who are not permitted to participate in the exchange offer or who may not freely resell registered notes received in the exchange offer) may, by giving us written notice, require us to file, and cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of outstanding notes by these holders. See "The Exchange Notes--Exchange Offer; Registration Rights."

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We do not currently intend to register the outstanding notes under the Securities Act. If your notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged notes.

Consequences of Exchanging Your Outstanding Notes	Based on interpretations of the staff of the Securities and Exchange Commission, we believe that you may offer for resale, resell or otherwise transfer the notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the notes issued in the exchange offer in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the notes issued to you in the exchange offer; and

•	you are not an "affiliate" of us, as described in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you may incur.

Any broker-dealer that acquires notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any notes issued in the exchange offer. See "Plan of Distribution" for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

THE EXCHANGE NOTES

           The terms of the notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except:

•	the notes issued in the exchange offer will have been registered under the Securities Act;
•	the notes issued in the exchange offer will not contain transfer restrictions and registration rights that relate to the outstanding notes; and
•	the notes issued in the exchange offer will not contain provisions relating to the payment of penalty interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

           A brief description of the material terms of the exchange notes follows:

Interest Payment Date	Interest on the new 8 3/8% notes and the new 8 5/8% notes will be payable semi-annually on February 17 and August 17 of each year, beginning on February 17, 2001.

Maturity	The maturity dates for the new 8 3/8% notes and the new 8 5/8% notes are August 17, 2005 and August 17, 2009, respectively.

Ranking	These notes are unsecured and unsubordinated obligations and will rank on a parity with any existing and future unsecured and unsubordinated indebtedness incurred by us.

Optional Redemption	We may redeem these notes, in whole or from time to time in part, at the redemption price set forth in this prospectus, plus accrued interest. See "Description of the Notes--Optional Redemption."

Basic Covenants of Indenture	We will issue the notes being offered in the exchange offer under a supplemental indenture with State Street Bank and Trust Company, as trustee. The supplemental indenture, which supplements the original indenture that allows us to issue notes from time to time, governed the issuance of the outstanding notes. The supplemental indenture contains certain covenants that limit our ability to incur additional debt.

Exchange Offer; Registration Rights	In connection with our agreement to register the exchange notes under the Securities Act by filing the registration statement of which this prospectus forms a part, we have agreed to:

•	cause the registration statement to be filed on or before December 14, 2000 and consummate the exchange offer by February 27, 2001, and

•	cause the registration statement to be declared effective on or before January 28, 2001.

In addition, we have agreed, in certain circumstances, to file a "shelf registration statement" that would allow some or all of the notes to be offered to the public. We have agreed to cause the shelf registration statement, if required, to be declared effective on or before February 12, 2001.

If we fail to meet any or all of the targets listed above, the annual interest rates on the notes will increase by 0.25% per year, up to a maximum increase of 0.25% over the interest rates that would otherwise apply to the notes. As soon as we meet such targets, the interest rates on the notes will revert to their original levels.

Upon consummation of the exchange offer, holders of notes will no longer have any rights under the registration rights agreement, except to the extent that we have continuing obligations to file a shelf registration statement.

RISK FACTORS

See "Risk Factors" for a discussion of factors that should be considered by holders of outstanding notes before tendering their outstanding notes in the exchange offer. Most of these factors will apply to the registered notes as well as the outstanding notes.

RISK FACTORS

           You should consider carefully the following risks and all of the information set forth in this prospectus before tendering your notes for exchange in the exchange offer. The risk factors set forth below, other than those which discuss the consequences of failing to exchange your outstanding notes in the exchange offer, are generally applicable to both the outstanding notes and the notes issued in the exchange offer.

You may have difficulty selling the notes which you do not exchange

           If you do not exchange your outstanding notes for the notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your notes. Those transfer restrictions are described in the indenture and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act of 1933.

           In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the outstanding notes under the Securities Act.

           If a large number of outstanding notes are exchanged for notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged notes. In addition, if you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to have those notes registered under the Securities Act.

           See "The Exchange Offer--Consequences of Failure to Exchange Your Outstanding Notes" for a discussion of the possible consequences of failing to exchange your notes.

Absence of a public market may make it difficult to sell the registered notes

           The outstanding notes were issued to, and we believe these securities are currently owned by, a relatively small number of beneficial owners. The outstanding notes have not been registered under the Securities Act and will remain subject to restrictions on transferability if they are not exchanged for the registered notes. Although the registered notes may be resold or otherwise transferred by the holders (who are not our affiliates) without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. There can be no assurance that such a market will develop. In addition, the registered notes will not be listed on any national securities exchange. The registered notes may trade at a discount from the initial offering price of the outstanding notes, depending upon prevailing interest rates, the market for similar securities, our operating results and other factors. We have been advised by the initial purchasers that they currently intend to make a market in the registered notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to do so, and any such market-making activities may be discontinued at any time without notice. In addition, such market-making activity may be limited during the exchange offer and the pendency of a shelf registration. Therefore, there can be no assurance that an active market for any of the registered notes will develop, either prior to or after our performance of our obligations under the registration rights agreement. If an active public market does not develop, the market price and liquidity of the registered notes may be adversely affected.

           If a public trading market develops for the registered notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, our financial condition, and the market for similar securities. Depending on these and other factors, the registered notes may trade at a discount.

           Notwithstanding the registration of the registered notes in the exchange offer, holders who are "affiliates" (as defined under Rule 405 of the Securities Act) of us may publicly offer for sale or resale the registered notes only in compliance with the provisions of Rule 144 under the Securities Act.

           Each broker-dealer that receives registered notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

We could incur additional debt, which could adversely affect the funds we receive from operations

           Our organizational documents do not contain any limitation on the amount or percentage of indebtedness that we can incur. The indenture with respect to the notes, however, contains limits on our ability to incur indebtedness. Our board of directors could alter current debt-to-market capitalization and coverage ratios at its discretion. At June 30, 2000, our debt-to-market capitalization was approximately 32%, while our interest coverage ratio was approximately 5.1 times. Debt-to-market capitalization is the ratio of our total outstanding debt to the market value of our outstanding common stock, including conversion of operating partnership units to common stock plus the liquidation preference value of outstanding preferred stock and units and total debt outstanding. Interest coverage is the ratio of operating income before interest expense and depreciation expense to interest expense for the twelve months ended June 30, 2000. If our policy limiting borrowing were changed, we could become more highly leveraged. This could result in an increase in debt service that could adversely affect the funds we receive from operations. An increase in debt service could also affect our ability to make expected distributions to stockholders and result in an increased risk of default on our obligations.

Loss of one of our two prime revenue generating centers or regional economic downturns could adversely impact our revenues

           Approximately 34% of our revenues for the year ended December 31, 1999 and for the six-month period ended June 30, 2000 were derived from two of our centers, Woodbury Common Premium Outlets located in New York and Desert Hills Premium Outlets located in California. The loss of either of these centers or a material decrease in the revenues received from either of these centers could have a material adverse effect on us. Specifically, the loss of either of these centers or the effects of an economic downturn in New York or California could cause our revenues to decrease significantly. Approximately 30% of our revenues for the year ended December 31, 1999 and 29% of our revenues for the six-month period ended June 30, 2000 were derived from our centers in California.

The indenture does not protect investors with respect to transactions in which we may participate

           The indenture does not afford you protection in the event of the following:

•	a highly leveraged or similar transaction involving us, our management, or any of our affiliates

•	a change of control

•	certain reorganizations, restructurings, mergers or similar transactions involving us

Competition from other manufacturers' outlet centers may make acquisition of property and tenants difficult

           Numerous developers and real estate companies are engaged in the development or ownership of manufacturers' outlet centers and other commercial properties and compete with us in seeking tenants for outlet centers. There are two public companies, Prime Retail, Inc. and Tanger Factory Outlet Centers, Inc., that compete with us, in addition to many privately owned companies. According to published sources, as of March 31, 2000, the manufacturers' outlet industry contained approximately 56 million square feet of gross leaseable area. The three publicly traded outlet companies, including us, owned or operated approximately 45% of the industry's gross leaseable area. This creates competition for the acquisition of prime properties and for tenants who will lease space in the manufacturers' outlet centers that are owned or operated by us.

The economic performance and value of centers is dependent on many factors, some of which are beyond our control

           Real property investments are subject to varying degrees of risk. Many factors can affect the economic performance and values of real estate. The factors which are not within our control include:

•	changes in the economic climate, which could cause customers to spend less money

•	local conditions such as an oversupply of space or a reduction in demand for real estate in the area, which could cause us to reduce the rents we charge our tenants

•	competition from other available space, which could reduce the rents we charge to tenants

           We are able to control factors such as:

•	making our properties attractive to tenants, which would induce tenants to lease our space and increase the rents they are willing to pay

•	limiting our operating costs

If we are unable to pursue certain development activities, our future results of operations could be adversely affected

           We intend to pursue manufacturers' outlet center development projects, including the expansion of existing centers. These projects generally require capital expenditures and various forms of government and other approvals. As of June 30, 2000, we expect to complete approximately 0.9 million square feet of gross leaseable area over the next twelve months consisting of three new outlet projects and two expansions of existing projects. The balance of our financial commitment is approximately $75 million and is fully financed through internally generated funds, specific secured financing or through our credit facility. We will seek to obtain permanent financing once the projects are completed and income has been stabilized, but there can be no assurances that we will be successful in obtaining permanent financing. If we are unable to pursue these activities, our results of operations could be adversely affected.

The inability of a significant number of our tenants to meet their obligations to us would adversely impact our income and available funds

           Since substantially all of our income is derived from rental income from real property, our income and funds for distribution would be adversely affected if a significant number of our tenants could not meet their obligations to us or if we could not lease a significant amount of space in our properties on favorable lease terms. In addition, as of June 30, 2000, the average lease term of our manufacturers' outlet store tenants is 6.1 years. These terms traditionally have been significantly shorter than other segments of retailing, in which lease terms generally are ten years or longer. We cannot assure you that any tenant whose lease expires in the future will renew its lease or that we will be able to re-lease space on advantageous terms.

Certain environmental risks may cause us to be liable for costs associated with hazardous or toxic substances

           Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As such, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us. We could become liable for other potential costs, including governmental fines and injuries to persons and property, that could relate to hazardous or toxic substances. Such liability may be imposed whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances.

THE COMPANY

           We are 83% owned and managed by our sole general partner, Chelsea GCA Realty, Inc., a real estate investment trust organized under the laws of the state of Maryland that specializes in owning, developing, leasing, marketing and managing upscale and fashion-oriented manufacturers' outlet centers. As of July 31, 2000, we owned and operated 21 centers in twelve states and Japan containing approximately six million square feet of gross leaseable area. Our centers generally are located either near metropolitan areas which have a population of at least one million people within a 30-mile radius with an average annual household income greater than $50,000, or within 20 miles of major tourist destinations. Our existing portfolio includes properties in or near New York City, Los Angeles, San Francisco, Sacramento, Boston, Atlanta, Washington, D.C., Orlando, Portland (Oregon), Cleveland, Honolulu, the Napa Valley, Palm Springs and the Monterey Peninsula. During 1999, our portfolio generated weighted average tenant sales of $377 per square foot. Weighted average tenant sales is the total sales reported by tenants divided by their gross leaseable area weighted by month. At June 30, 2000, more than 500 tenants were represented in approximately 1,600 stores.

           On July 19, 2000, we announced that through a subsidiary we have been developing a new technology platform. This platform will provide fashion and other retail brands a customized direct-to-the-consumer internet online store incorporating e-commerce design, development, fulfillment and customer services. In consideration for such services, we will receive a percentage of each brand's online sales. To date, this has not had any material effect on our financial condition or results of operations. There is no assurance that this concept will be successful and we cannot predict the future impact this will have on our financial condition or results of operations.

RATIOS OF EARNINGS TO FIXED
CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

           The following table sets forth our ratio of earnings to fixed charges for the periods shown:

        Six Months Ended              Year Ended December 31,
        June 30, 2000         1999       1998        1997       1996       1995
        -----------------     --------------------------------------------------
             2.6x             2.5x       2.3x        2.4x       2.8x       3.6x

           The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods since December 31, 1997:

                Six Months Ended              Year Ended December 31,
                June 30, 2000               1999       1998        1997
                ------------------         -----------------------------
                     2.2x                   2.2x       2.0x        2.3x

           For purposes of computing the ratios, earnings consist of income from continuing operations after depreciation and before minority interest and fixed charges, exclusive of interest capitalized and amortization of loan costs capitalized. Fixed charges consist of interest expense, including interest costs capitalized, the portion of rent expense representative of interest and total amortization of expensed and capitalized debt issuance costs. Preferred stock includes dividends paid thereon.

USE OF PROCEEDS

           We will not receive any proceeds in connection with the exchange offer. In consideration for issuing the exchange notes in exchange for the outstanding notes as described in this prospectus, we will receive, retire and cancel the outstanding notes. The net proceeds from the sale of the outstanding notes, after deducting discounts, commissions and offering expenses, were approximately $99.1 million. We used approximately $75 million of the proceeds to repay all amounts outstanding under our unsecured bank revolving line of credit. Our line of credit bears interest at a rate equal to The London Interbank Offered Rate plus 1.05% or the prime rate, at our option. The average interest rate on this debt was 7.75% as of August 10, 2000. Our line of credit expires on March 30, 2003. Amounts repaid under our line of credit may be reborrowed by us. The remaining net proceeds from the sale of the outstanding notes, approximately $24 million, were or will be used for general corporate purposes, including the development or acquisition of additional properties and the expansion of our existing properties.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

           When we sold the outstanding notes in August 2000, we entered into a registration rights agreement with the initial purchasers of those notes. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the outstanding notes for notes which are registered under the Securities Act of 1933. We also agreed to use our reasonable best efforts to cause the registration statement to become effective with the Securities and Exchange Commission, and to conduct this exchange offer after the registration statement is declared effective. We will use our best efforts to keep this registration statement effective for not less than 30 calendar days, or longer if required by law, after the date notice of the exchange offer is mailed to the holders of the outstanding notes. The registration rights agreement provides that we will be required to pay penalty interest to the holders of the outstanding notes if:

•	the registration statement is not filed by December 14, 2000;

•	the registration statement is not declared effective by January 28, 2001; or

•	the exchange offer has not been completed by February 27, 2001.

           A copy of the registration rights agreement is filed as an exhibit to the registration statement to which this prospectus is a part.

Terms of the Exchange Offer

           This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on __________________, or such later date and time to which we, in our sole discretion, extend the exchange offer.

           The form and terms of the notes being issued in the exchange offer are the same as the form and terms of the outstanding notes, except that:

•	the notes being issued in the exchange offer will have been registered under the Securities Act;

•	the notes issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the notes being issued in the exchange offer will not contain the registration rights and penalty interest provisions contained in the outstanding notes.

           Notes tendered in the exchange offer must be in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

           We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes;

•	if any of the conditions set forth below under "--Conditions to the Exchange Offer" have not been satisfied, to terminate the exchange offer and not accept any notes for exchange; or

•	to amend the exchange offer in any manner.

           We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

           During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

How To Tender Notes for Exchange

           When the holder of outstanding notes tenders, and we accept, notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to State Street Bank and Trust Company, which will act as the exchange agent, at the address set forth below under the heading "--The Exchange Agent"; or

•	if notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent's message to the exchange agent at the address set forth below under the heading "--The Exchange Agent."

           In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the notes being tendered into the exchange agent's account at the Depository Trust Company (the "DTC"), along with the letter of transmittal or an agent's message; or

•	the holder must comply with the guaranteed delivery procedures described below.

           The term "agent's message" means a message, transmitted to the DTC and received by the exchange agent and forming a part of a book-entry transfer, or "book-entry confirmation", which states that the DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

           The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent directly to us.

           Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

•	for the account of an eligible institution.

           An "eligible institution" is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

           If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If notes are registered in the name of a person other than the signer of the letter of transmittal, the notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution.

           We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any note improperly tendered;

•	refuse to accept any note if, in our judgment or the judgment of our counsel, acceptance of the note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender notes in the exchange offer.

           Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of notes for exchange, nor shall any of us incur any liability for failure to give such notification.

           If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

           If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person's authority to so act unless we waive this requirement.

           By tendering, each holder will represent to us that, among other things, the person acquiring notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the notes issued in the exchange offer. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such notes to be acquired in the exchange offer, such holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

           Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Outstanding Notes for Exchange; Delivery of Notes Issued in the Exchange Offer

           Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue notes registered under the Securities Act. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See "--Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied before we accept any notes for exchange.

           For each outstanding note accepted for exchange, the holder will receive a note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Accordingly, registered holders of notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the outstanding notes, from August 17, 2000. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of penalty interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

           In all cases, we will issue notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the DTC;

•	a properly completed and duly executed letter of transmittal or an agent's message; and

•	all other required documents.

          If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged notes without cost to the tendering holder. In the case of notes tendered by book-entry transfer into the exchange agent's account at the DTC, such non-exchanged notes will be credited to an account maintained with the DTC. We will return the notes or have them credited to the DTC account as promptly as practicable after the expiration or termination of the exchange offer.

Book Entry Transfer

           The exchange agent will make a request to establish an account with respect to the outstanding notes at the DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the DTC's systems must make book-entry delivery of outstanding notes by causing the DTC to transfer such outstanding notes into the exchange agent's account at the DTC in accordance with the DTC's procedures for transfer. Such participant should transmit its acceptance to the DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. The DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent's account at the DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent's message confirming that the DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of notes issued in the exchange offer may be effected through book-entry transfer at the DTC. However, the letter of transmittal or facsimile thereof or an agent's message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under "-- The Exchange Agent" on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

          If a holder of outstanding notes desires to tender such notes and the holder's notes are not immediately available, or time will not permit such holder's notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the notes tendered and the amount of the notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

           You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

           For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under "--The Exchange Agent." Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

           If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of notes tendered by book-entry transfer into the exchange agent's account at the DTC, the notes withdrawn will be credited to an account maintained with the DTC for the outstanding notes. The notes will be returned or credited to the DTC account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under "--How to Tender Notes for Exchange" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

           We are not required to accept for exchange, or to issue, notes in the exchange offer for any outstanding notes. We may terminate or amend the exchange offer if at any time before the acceptance of such outstanding notes for exchange:

•	any federal law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	there shall occur a change in the current interpretation by the staff of the Securities and Exchange Commission which permits the notes issued in the exchange offer in exchange for the outstanding notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such notes acquired in the exchange offer are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such notes issued in the exchange offer.

           The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

           State Street Bank and Trust Company has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Main Delivery To:
State Street Bank And Trust Company, As Exchange Agent

By mail:	By hand or overnight courier to:	By Facsimile (for eligible institutions only)

State Street Bank and Trust Company Corporate Trust Division P.O. Box 778 Boston, MA 02102-0778 Attn:	State Street Bank and Trust Company Corporate Trust Division 2 Avenue de Lafayette-LCC5 Boston, MA 02111-1724 Attn:	(617) 662-1452 Confirm by telephone: (617) 662-1544

           Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

           We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses.

           The cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $100,000.

Transfer Taxes

           Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

           Holders who desire to tender their outstanding notes in exchange for notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Chelsea is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

           Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering circular dated August 10, 2000, relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

           Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Consequences of Exchanging Outstanding Notes

           Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act. Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not a broker-dealer tendering notes acquired directly from us;

•	such notes issued in the exchange offer are acquired in the ordinary course of such holder's business; and such notes issued in the exchange offer are acquired in the ordinary course of such holder's business; and

•	such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of such notes issued in the exchange offer.

           However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

           Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of us;

•	it is not a broker-dealer tendering notes acquired directly from us;

•	it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer; and

•	it is acquiring the notes issued in the exchange offer in the ordinary course of its business.

           Each broker-dealer that receives notes issued in the exchange offer for its own account in exchange for outstanding notes must acknowledge that such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such notes issued in the exchange offer. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

           In addition, to comply with state securities laws of certain jurisdictions, the notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

DESCRIPTION OF THE NOTES

           The terms of the notes to be issued in the exchange offer are identical in all material respects to the terms of the outstanding notes, except that the transfer restrictions, registration rights and penalty interest provisions relating to the outstanding notes do not apply to the new registered notes. When we refer to the term "note" or "notes", we are referring to both the outstanding notes and the notes to be issued in the exchange offer. When we refer to "holders" of the notes, we are referring to those persons who are the registered holders of notes on the books of the registrar appointed under the indenture.

           We are able to issue notes from time to time under a document called an "indenture". The indenture, and its supplement under which these notes were issued, is a contract between us and State Street Bank and Trust Company, which acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, as described in the indenture. Second, the trustee performs administrative duties for us, such as sending interest payments to DTC and sending you notices. The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the notes are governed by New York law. The indenture and the supplemental indenture under which the notes were issued are available for inspection at the corporate trust office of the trustee, 2 Avenue de Lafayette, Boston, Massachusetts. The indenture and its supplement are referred to as the "indenture."

           The following description of the provisions of the indenture is a summary only. More specific terms as well as the definitions of relevant terms can be found in the indenture and the Trust Indenture Act of 1939, which is applicable to the indenture. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture.

Principal, Maturity and Interest

           The exchange notes will be issued in registered form in denominations of $100,000 and integral multiples of $1,000.

           The notes are our general unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The 8 3/8% notes and the 8 5/8% notes are each limited to $50,000,000 aggregate principal amount. The notes are not entitled to any sinking fund.

           The 8 3/8% notes will mature on August 17, 2005 and the 8 5/8% notes will mature on August 17, 2009. Interest will be payable semi-annually on February 17 and August 17 of each year, commencing February 17, 2001.

           Principal, any premium and interest on the notes will be paid by us to the trustee and from the trustee to the Depository Trust Company, or DTC, the depository of the notes. DTC's practice is to credit the account of note holders upon receipt of funds.

Optional Redemption

           The notes may be redeemed at any time at our option, in whole or from time to time in part (so long as the remaining principal amount of any note before registration is at least $100,000), at a redemption price equal to:

          (a)      100% of the principal amount of the notes being redeemed plus accrued interest to the redemption date, plus

          (b)      the Make-Whole Amount, if any, with respect to notes. Interest installments due on an interest payment date which is on or prior to the redemption date will be payable to the holders of the notes as of the close of business on the record date preceding the interest payment date.

           If notice has been given as provided in the indenture and funds for the redemption of any notes called for redemption are made available on the redemption date referred to in the notice, the notes will cease to bear interest on the redemption date specified in the notice and the only right of the holders of the notes will be to receive payment of the redemption price.

           Notice of any optional redemption of any notes will be given to holders not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify the redemption price and the principal amount of the notes to be redeemed.

           If less than all the notes of a series are to be redeemed at our option, we will notify the trustee at least 60 days before giving notice of redemption. The trustee will select the notes to be redeemed in whole or in part in a manner it determines is fair and appropriate.

           As used in this section:

"Make-Whole Amount" means, in connection with the optional redemption or accelerated payment of any notes, the excess of:

(a) the aggregate present value as of the date of the redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (not including interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each dollar if the redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, the principal and interest at the Reinvestment Rate (determined on the third business day preceding the date the notice of redemption or accelerated payment is given) from the respective dates on which the principal and interest would have been payable if the redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over

(b) the aggregate principal amount of the notes being redeemed or paid.

"Reinvestment Rate" means 0.25% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity will be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount will be used. If the format or content of the Statistical Release changes in a manner that prevents calculating the Treasury yield as determined above, then the Treasury yield will be determined in the manner most similar to the manner described above, as reasonably determined by us.

"Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities. If that statistical release is not published at the time of any required determination, we will designate as a "Statistical Release" a reasonably comparable index.

Merger, Consolidation or Sale

           We may consolidate with, or sell, lease or transfer all or substantially all of our assets to, or merge with or into, another entity, provided that:

•	we are the continuing entity in the merger, consolidation or transfer of assets, or the successor entity will assume payment of principal and interest on the notes and will observe all of the conditions in the indenture;

•	immediately after giving effect to the merger, consolidation or transfer of assets, there is no event of default (as defined in "-Events of Default, Notice and Waiver" below), and no event which would become an event of default shall have occurred and be continuing; and

•	an officer's certificate and legal opinion covering these conditions will be delivered to the trustee.

Limitation on Indebtedness

           We will not, and we will not permit any subsidiary, to:

(a)	incur any debt, other than intercompany debt, that is subordinate to the payment right of the notes, if incurring additional debt would cause the principal amount of our outstanding debt and the outstanding debt of our subsidiaries to be greater than 60% of the sum of (i) our total assets as of the end of the calendar quarter prior to our incurring the additional debt and (ii) the increase in total assets from the end of such quarter, including any increase in total assets resulting from our incurring the additional debt.

(b)	incur any debt secured by any mortgage or lien upon any of our properties or the property of any of our subsidiaries, whether owned at or after the date of the indenture, if incurring the debt would cause the principal amount of our secured debt and that of our subsidiaries to exceed 40% of our adjusted total assets.

(c)	incur any debt if the ratio of income available to pay the debt to the annual service charge for the four consecutive quarters that ended prior to the date we intend to incur the additional debt is less than 2 to 1, after giving effect to the new debt and the use of proceeds from the debt. This ratio is calculated as if:

(1)	the new debt and any other debt incurred by us or our subsidiaries since the first day of the four-quarter period, and the use of the proceeds from the new debt, occurred at the beginning of the four-quarter period,

(2)	any other debt repaid by us or by our subsidiaries since the first day of the four-quarter period was repaid at the beginning of the four-quarter period. In making this calculation, the amount of debt under any credit line is computed based on the average daily balance of the debt during the period,

(3)	the income earned on any increase in adjusted total assets since the end of the four-quarter period was earned during the four-quarter period, and

(4)	in the case of any purchase or transfer by us or any of our subsidiaries of any asset since the first day of the four-quarter period, such purchase or transfer occurred as of the first day of the period.

           Debt is "incurred" by us and our subsidiaries whenever we create, assume, guarantee or otherwise become liable for the debt.

           In addition, we will not allow any Restricted Subsidiary (as defined in "--Certain Definitions" below) to incur any debt other than intercompany debt.

Limitations on Distributions

           Other than distributions of securities we make for the purpose of acquiring interests in real property, we will make a distribution only:

(a)	if it will not cause or continue a default under the indenture or cause an event of default under any document governing or securing any of our debt; and

(b)	the sum of all distributions made after the date of the indenture will not exceed the sum of:

(1)	95% of the funds we made from our operations from the date of the indenture until the end of the last fiscal quarter prior to the distribution, and

(2)	the net cash proceeds we received after the date of the indenture from the sale of stock of Chelsea GCA Realty, Inc.

           In addition, we will not make any distribution unless after giving effect to such distribution we could incur at least $1.00 of indebtedness (other than intercompany debt) as permitted under the indenture.

           If the principal amount of all our outstanding debt is less than 60% of our adjusted total assets, then the limitations above will not apply to any distribution which is necessary to maintain the REIT status of Chelsea GCA Realty, Inc.

Limitation On Transactions With Affiliates

           We and our subsidiaries will not enter into any transaction with an "affiliate" (as defined in "--Certain Definitions" below) unless:

•	the terms of the transaction are not less favorable than those an unrelated third party would receive through arm's-length negotiations,

•	with respect to any transaction equal to or greater than $5.0 million, we delivered an officer’s certificate certifying that the transaction complies with the sentence above and has been approved by a majority of the disinterested directors (as defined in "-Certain Definitions" below). If there are no disinterested directors, we will have received a written opinion from a nationally recognized investment banking firm stating that the transaction is fair to us financially, and

•	with respect to any transaction over $15.0 million, we will obtain a written opinion from a nationally recognized investment banking firm as described above.

Limitation On Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

           We will not, and will not permit any of our Restricted Subsidiaries (as defined in "--Certain Definitions" below) to, restrict the ability of a Restricted Subsidiary to (a) pay dividends on its stock, (b) pay any debt owed to us or any subsidiary, (c) make loans or advances to us or any subsidiary, (d) transfer any property or assets to us or any other subsidiary, or (e) guarantee our debt or that of any subsidiary.

Limitation On The Sale of Stock

           We will not permit any Restricted Subsidiary to issue any stock (other than to us or a Restricted Subsidiary) and will not permit any person (other than us or a subsidiary) to own any stock of any Restricted Subsidiary. However, we will not prohibit the issuance and sale of all, but not less than all, of the issued and outstanding stock of any subsidiary owned by us or any subsidiary in accordance with the indenture.

Certain Definitions

           The following is a summary of several defined terms used in the indenture. You should refer to the indenture for the full definition of these terms, as well as any other terms used in this prospectus but not defined.

          Affiliate" of a specified person means any other person:

(a)	which directly or indirectly controls, is controlled by or is under common control with such specified person, or

(b)	that owns, directly or indirectly, 10% or more of such specified person's voting stock or any executive officer or director of any such specified person or other person, or any person having a family relationship with such person not more remote than first cousin. For the purposes of this definition, "control", when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting stock, by contract or otherwise, and the terms "controlling" and "controlled" have related meanings.

           "Disinterested Director" means a member of the Board of Directors who does not have any material direct or indirect financial interest in the transaction.

           "Restricted Subsidiary" means any of our subsidiaries unless the subsidiary is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary under the indenture.

           "Unrestricted Subsidiary" means any subsidiary designated as an Unrestricted Subsidiary by the Board of Directors, or any subsidiary of an Unrestricted Subsidiary, but only to the extent that:

(a)	neither we nor any of our subsidiaries is directly or indirectly liable for any debt of such subsidiary,

(b)	no default with respect to any debt of the subsidiary would permit the holder of any of our other debt to declare a default or to accelerate payment,

(c)	neither we nor any other subsidiary has an agreement or obligation of any kind with the subsidiary, other than those obligations obtained from persons who are not our affiliates, and

(d)	neither we nor any of our other subsidiaries has any obligation:

(1)	to subscribe for additional shares of stock in the subsidiary, or

(2)	to maintain the subsidiary's financial condition or to cause the subsidiary to achieve certain levels of operating results.

           The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to the designation there would be no event of default, or any event that could be considered an event of default, under the indenture, and we could incur $1.00 of additional debt (other than intercompany debt) under the indenture.

Provision of Financial Information

           For so long as the notes are outstanding, we will provide the holders of the notes with copies of our annual and quarterly reports which we are required to file with the Securities and Exchange Commission pursuant to the Exchange Act. We will mail to all holders of the notes and file with the trustee copies of the annual reports, quarterly reports and other documents which we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections, even if we are no longer subject to those sections and would not be entitled to file such reports and other documents with the Commission. If we cannot file such documents with the Commission under the Exchange Act, we will provide copies of such documents to any prospective holder of the notes upon written request and payment of duplicating and delivery costs.

Events of Default, Notice and Waiver

           An "event of default" is deemed to occur if:

(a)	we fail to pay interest on the notes within 30 days after the interest becomes due;

(b)	we fail to pay the principal or premium or Make-Whole Amount when due on the notes;

(c)	we default in the performance of any other covenant contained in the indenture applicable to the notes if the default has continued for 60 days after notice as required by the indenture;

(d)	we fail to pay a principal amount exceeding $5,000,000 of any evidence of recourse indebtedness or any mortgage, indenture or other document under which the debt is issued or by which it is secured, if:

(x)	the default occurred after the expiration of any applicable grace period; and

(y)	the default resulted in the acceleration of the maturity of such indebtedness; and

(z)	such debt is not paid or such acceleration is not rescinded; and

(e)	certain events occur involving any bankruptcy, insolvency or reorganization of us, Chelsea GCA Realty, Inc. or any "significant subsidiary" as defined in Regulation S-X of the Securities Act.

           If an event of default occurs and is continuing, then the trustee or the holders of 25% in principal amount of the notes may declare the principal amount due and immediately payable. The holders of a majority in principal amount of the notes may cancel the declaration if:

(a)	we have deposited with the trustee all required payments of principal, premium or Make-Whole Amount and interest on the notes, plus certain fees and expenses of the trustee; and

(b)	all Events of Default, other than the non-payment of accelerated principal, premium or Make-Whole Amount or interest on the notes have been cured or waived as provided in the indenture.

           The holders of a majority in principal amount of the notes, or of all debt securities then outstanding under the indenture, may waive any past default and its consequences with respect to the notes, except a default:

(a)	in the payment of the principal, premium or Make-Whole Amount or interest on any debt security; or

(b)	under a covenant or provision of the indenture that cannot be amended without the consent of the holder of each affected outstanding debt security.

           Unless the default has been cured or waived, the trustee will notify the holders of the notes within 90 days of the default under the indenture. The trustee may withhold notice of a default to the holders of the notes if officers of the trustee believe withholding notice would be in the holders' interest. However, the trustee may not withhold notice of a default in the payment of the principal, premium or Make-Whole Amount, if any, or interest on the notes.

           If the Trustee fails to act for 60 days after it has received both a written request from the holders of at least 25% of the principal amount of the notes to institute proceedings concerning an event of default and an offer of reasonable indemnity, then the holders of the notes can institute proceedings with respect to the indenture or for any remedy under the indenture. This provision will not prevent any holder of the notes from instituting suit to enforce payment of principal, premium or interest on the notes when due.

           If the holders of the notes have offered the trustee reasonable security or indemnity, then the trustee must exercise its rights or powers under the indenture at the request or direction of the holders. The holders of a majority in principal amount of the outstanding notes, or the holders of all debt securities then outstanding under the indenture, as the case may be, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power given to the trustee. The trustee can refuse to follow any direction which is in conflict with any law or the indenture, or which may be unduly prejudicial to the holders of debt securities not joining in the proceeding.

           Within 120 days after the close of each fiscal year, we must deliver to the trustee a certificate, signed by an officer, stating whether or not our officer has knowledge of any default under the indenture and, if so, specifying each default and its status.

Modification of the Indenture

           The indenture may be amended with the consent of the holders of a majority of the notes affected by the amendment. However, without the consent of each holder of the notes, no amendment to the indenture may:

(a)	change the maturity of the principal, premium and Make-Whole Amount or any installment of interest on the notes;

(b)	reduce the principal of, the rate or amount of interest on, or any premium and Make-Whole Amount payable upon redemption;

(c)	reduce the principal of certain securities that would be due upon acceleration of the maturity of those securities or adversely affect any right of repayment of the holder of the security;

(d)	change the place of payment, or currency for payment of principal, premium or Make-Whole Amount or interest on the notes;

(e)	affect the right to institute a lawsuit regarding payment of the notes;

(f)	reduce the percentage of outstanding notes necessary to amend the indenture, to waive compliance with certain provisions of or defaults under the indenture, or to change certain voting requirements under the indenture;

(g)	modify the terms and conditions of the obligations of Chelsea GCA Realty, Inc. to pay principal, premium or Make-Whole Amount and interest on certain guaranteed securities; or

(h)	modify any of the provisions listed above or any of the provisions relating to the waiver of certain defaults or covenants, except in limited circumstances.

           We and the trustee may amend the indenture without the consent of any holder of the notes to:

(a)	add a successor who will take over our obligations under the notes or will assume Chelsea GCA Realty Inc.'s obligations as guarantor under the indenture;

(b)	add covenants to benefit the holders of the notes;

(c)	add Events of Default to benefit the holders of the notes;

(d)	change the indenture so that we may issue or change specific terms of debt securities, as long as the interests of the holders of the notes are not adversely affected;

(e)	amend the indenture, as long as the interests of the holders of the notes are not adversely affected;

(f)	set the terms of new debt securities;

(g)	provide for a successor trustee;

(h)	remedy any ambiguity or inconsistency in the indenture, as long as the interests of the holders of the notes are not adversely affected; and

(i)	supplement the indenture so that we may pay any amounts due under other debt securities, as long as the interests of the holders of the notes are not adversely affected.

           We may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year, or will be scheduled for redemption within one year. We would discharge these obligations by irrevocably depositing with the trustee, in trust, funds in an amount sufficient to pay the entire indebtedness of the notes with respect to principal, premium or Make-Whole Amount and interest to the date of the deposit, if the notes are due and payable, or to the maturity or redemption date, as the case may be.

           The defeasance covenant and defeasance provisions of the indenture will apply to the notes upon satisfaction of conditions as specified in the indenture.

No Conversion Rights

           The Notes are not convertible into or exchangeable for any stock of Chelsea GCA Realty, Inc. or equity interest in us.

BOOK-ENTRY; DELIVERY

           Except as set forth below, the exchange notes will initially be issued in the form of one or more Global Notes (each, a "New Global Note"). Each New Global Note will be deposited on the date of the closing of the exchange of the outstanding notes for the exchange notes with, or on behalf of, The Depository Trust Company ("DTC") and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a New Global Note directly through DTC or indirectly through organizations which are participants in the DTC system. Until the date that is two years after the later of the date of original issue and the last date Chelsea or any of its affiliates was the owner of the notes, the New Global Notes will be subject to the restrictions on transfer as described in the indenture and will bear a legend regarding such restrictions.

           Unless and until they are exchanged in whole or in part for certificated notes as described in "--Exchange of Global Notes for Certificated Notes," the New Global Notes may not be transferred except as a whole by DTC or its nominee.

           DTC has advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provision of Section 17A of the Exchange Act.
•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
•	Upon the issuance of the New Global Notes, DTC or its custodian will credit, on its internal system, the respective principal amounts of the exchange notes represented by the New Global Notes to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the New Global Notes will be limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as "participants." Ownership of beneficial interests in the New Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

           As long as DTC or its nominee is the registered owner or holder of the New Global Notes, DTC or the nominee, as the case may be, will be considered the sole record owner or holder of the exchange notes represented by the New Global Notes for all purposes under the indenture and the exchange notes. No beneficial owners of an interest in the New Global Notes will be able to transfer that interest except according to DTC's applicable procedures, in addition to those provided for under the indenture. Owners of beneficial interests in the New Global Notes will not:

•	be entitled to have the exchange notes represented by the New Global Notes registered in their names,
•	receive or be entitled to receive physical delivery of certificated notes in definitive form, and
•	be considered to be the owners or holders of any exchange notes under the New Global Notes.

           Accordingly, each person owning a beneficial interest in the New Global Notes must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of exchange notes under the New Global Notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the New Global Notes desires to take any action that DTC, as the holder of the New Global Notes, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

           Payments of the principal of, premium, if any, and interest on the exchange notes represented by the New Global Notes will be made by us to the trustee and from the trustee to DTC or its nominee, as the case may be, as the registered owner of the New Global Notes. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the New Global Notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

           We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the New Global Notes will credit participants' accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the New Global Notes, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the New Global Notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

           Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of notes in certificated form for any reason, including to sell notes to persons in states which require the delivery of the notes or to pledge the notes, a holder must transfer its interest in the New Global Notes in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

           Unless and until they are exchanged in whole or in part for certificated exchange notes in definitive form, the New Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

           Beneficial owners of exchange notes registered in the name of DTC or its nominee will be entitled to be issued, upon request, exchange notes in definitive certificated form.

           DTC has advised us that DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the New Global Notes are credited. Further, DTC will take any action permitted to be taken by a holder of notes only in respect of that portion of the aggregate principal amount of notes as to which the participant or participants has or have given that direction.

           Although DTC has agreed to these procedures in order to facilitate transfers of interests in the New Global Notes among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

           Subject to specified conditions, any person having a beneficial interest in the New Global Notes may, upon request to the trustee, exchange the beneficial interest for exchange notes in the form of certificated notes. Upon any issuance of certificated notes, the trustee is required to register the certificated notes in the name of, and cause the same to be delivered to, the person or persons, or the nominee of these persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the New Global Notes, and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the New Global Notes.

PLAN OF DISTRIBUTION

           Each broker-dealer that receives notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in the exchange offer where the outstanding notes were acquired as a result of market-making activities or other trading activities.

           We will not receive any proceeds from any sale of notes by broker-dealers. Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such notes. Any broker-dealer that resells notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and profit on any such resale of notes issued in the exchange and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

           We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. We note, however, that, in the opinion of the SEC, indemnification against liabilities arising under federal securities laws is against public policy and may be unenforceable.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

           The following is a summary of certain United States federal income tax consequences associated with the exchange of outstanding notes for exchange notes pursuant to the exchange offer and the ownership and disposition of those exchange notes. It deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons holding notes as a hedge or as a position in a "straddle" or as part of a "conversion transaction" for tax purposes, persons who are required to mark-to-market for tax purposes, persons receiving payments from the offices of any broker not located in the United States, or persons whose functional currency is not the United States dollar. This summary does not deal with holders other than original purchasers (except where otherwise specifically noted). In addition, this summary does not address any aspect of state, local or foreign taxation. This summary is based upon current United States federal income tax laws, regulations, rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect.

           For purposes of this summary, the term "U.S. person" means a beneficial owner of a note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia (except in the case of a partnership as otherwise provided by Treasury Regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered U.S. persons. As used herein, the term "non-U.S. person" means a beneficial owner of a note that is not a U.S. person.

           The United States federal income tax discussion that appears below is included for general information purposes only. You are advised to consult with your own tax advisor regarding the particular tax consequences to you of the acquisition, ownership, sale or other disposition of notes in light of your particular tax and investment situation and the particular federal, state, local and foreign tax laws applicable to you.

           This discussion is divided into four sections. If you are a "U.S. person," you should read the section captioned "U.S. Holders." If you are a "non-U.S. person," you should read the section captioned "Non-U.S. Holders." All of you should read the section captioned "Exchange Offer" and the section captioned "Backup Withholding."

Exchange Offer

           The exchange of outstanding notes for the notes issued in the exchange offer will not be treated as an "exchange" for United States federal income tax purposes because the notes issued in the exchange offer will not differ materially in kind or extent from the outstanding notes. Rather, the notes received by a holder in the exchange offer will be treated as a continuation of the outstanding notes in the hands of the exchanging holder. As a result, there will be no United States federal income tax consequences to holders exchanging their outstanding notes for notes issued in the exchange offer. In addition, any exchanging holder of outstanding notes will have the same adjusted tax basis and holding period in the notes issued in the exchange offer as such holder had in the outstanding notes immediately prior to the exchange.

U.S. Holders

           Payments of Interest. Under general principles of current United States federal income tax law, interest on a note generally is taxable to you as ordinary interest income at the time you accrue or receive the interest in accordance with your method of accounting for tax purposes.

           Disposition of a Note. Under general principles of current United States federal income tax law, upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss in an amount equal to the difference, if any, between the amount you realize from the disposition (other than amounts representing accrued and unpaid interest) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally equals your initial investment in the note. Gain or loss realized by you on the sale, exchange, retirement or other disposition of a note generally will be capital gain or loss and the capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the note for more than one year. The maximum long-term capital gain tax rate for individual taxpayers is 20% (and could be lower for gains realized in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions).

Non-U.S. Holders

           Subject to the discussion of backup withholding below, payments of interest on a note that you receive from us or our agent generally will not be subject to United States federal income or withholding tax, provided that

(1)	you

•	do not actually or constructively own a 10% or greater interest in our capital or profits, and

•	are not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership for United States federal income tax purposes;

(2)	such interest payments are not effectively connected with the conduct of a trade or business carried on by you within the United States; and

(3)	we or our paying agent receives

•	from you, a properly completed Form W-8BEN (or substitute Form W-8BEN) signed under penalties of perjury which provides your name and address and certifies that you are a non-U.S. person, or

•	from a security clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business on behalf of you, certification under penalties of perjury that the Form W-8BEN (or substitute Form W-8BEN) has been received by it, or by another such financial institution, from you, and a copy of the Form W-8BEN (or substitute Form W-8BEN) is furnished to us or our paying agent.

           If you do not qualify for an exemption from withholding under the preceding paragraph, you generally will be subject to withholding of United States federal income tax at the rate of 30% (or a lower rate if a treaty applies) when you receive payments of interest on the notes.

           If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of the trade or business, you will not be subject to a withholding tax (assuming proper certification is provided), but you will be subject to United States federal income tax on the interest on a net income basis in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax at a 30% rate (or, if applicable, a lower rate specified by a treaty).

           New rules have been issued to consolidate and modify the current certification requirements and means by which you may claim exemption from withholding and backup withholding. These rules apply to payments made after December 31, 2000 and provide certain presumptions regarding your tax status if you do not provide appropriate documentation to make this determination. You must provide certification that complies with these new rules by the first payment date after these rules become effective. If you are claiming benefits under an income tax treaty, you may be required to obtain a taxpayer identification number and to certify your eligibility under the appropriate treaty's limitations on benefits articles in order to comply with the new rules. In addition, the new rules may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a note. Because these rules may apply differently to different holders, you should consult your own tax advisor regarding the application of these rules to you.

           Subject to the discussion concerning backup withholding, any gain realized by you on the sale, exchange, retirement or other disposition of a note generally will not be subject to a United States federal income tax, unless (1) such gain is effectively connected with the conduct of a trade or business carried on by you within the United States, or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied. Any such gain that is effectively connected with the conduct of a United States trade or business by you will be subject to United States federal income tax on a net income basis in the same manner as if you were a U.S. person and, if you are a corporation, such gain may also be subject to the 30% United States branch profits tax.

           If you are an individual who at the time of death is not a citizen or resident of the United States, the note held by you at the time of your death will not be subject to United States federal estate tax, provided that (1) you do not actually or constructively own a 10% or greater interest in our capital or profits and (2) the interest accrued on the note was not effectively connected with your conduct of a United States trade or business.

Backup Withholding

           The payment of interest or principal on a note generally is subject to information reporting and possibly to backup withholding. Information reporting means that the payment is required to be reported to you and to the Internal Revenue Service. Backup withholding means that the payor is required to collect and deposit 31% of your payment with the IRS as a tax payment on your behalf.

           If you are a U.S. person (other than a corporation or certain exempt organizations), you may be subject to backup withholding if you do not supply an accurate taxpayer identification number and certify that your taxpayer identification number is correct. You may also be subject to backup withholding if the United States Secretary of the Treasury determines that you have not reported all interest and dividend income required to be shown on your federal income tax return or if you do not certify that you have not underreported your interest and dividend income. If you are a non-U.S. person, backup withholding and information reporting generally will not apply to payments made to you if you have certified that you are a non-U.S. person in the manner set forth above in "Non-U.S. Holders" or you otherwise establish an exemption from backup withholding (provided that the payor does not have actual knowledge that you are a U.S. person or that the conditions of any exemption are not satisfied).

           Upon the disposition of a note to (or through) the United States office of a broker, the broker must report the disposition to the IRS and withhold 31% of the entire proceeds of the disposition, unless either (a) the broker determines that you are a corporation or other exempt recipient or (b) you provide, in the required manner, certain identifying information and, in the case of a non-U.S. person, certify under penalties of perjury that you are a non-U.S. person (provided the payor does not have actual knowledge that you are a U.S. person). Payments of the proceeds of a disposition of the notes by or through a foreign office of a United States broker or foreign broker with certain relationships to the United States generally will be subject to information reporting, but not backup withholding, unless (a) the broker has documentation of your foreign status and has no actual knowledge to the contrary or (b) you otherwise establish an exemption from information reporting.

           Any amount withheld from a payment to you under the backup withholding rules is refundable or allowable as a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations and foreign individuals who comply with certain certification requirements) are not subject to backup withholding.

           As indicated above in "--Non-U.S. Holders," the Treasury Department has issued new rules that consolidate and modify the current certification requirements and means by which you may claim exemption from United States federal income tax withholding and provide certain presumptions regarding your status when payments to you cannot be reliably associated with appropriate documentation provided to the payor. The regulation generally will be effective with respect to distributions made after December 31, 2000. You should consult your own tax advisor regarding the effect these regulations will have on your reporting and certification requirements.

LEGAL MATTERS

           The validity of the notes being offered will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.

EXPERTS

           Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended by Form 10-K/A for the year ended December 31, 1999, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus does not offer to sell or ask for offersto buy any securities other than those to which this Prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this Prospectus is current only as of its date.

     Until __________, 2000, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a Prospectus.

TABLE OF CONTENTS

Where You Can Find More Information
Forward-looking Statements
Prospectus Summary
Risk Factors
The Company
Ratio of Earnings to Fixed Charges
Use of Proceeds
The Exchange Offer
Description of Notes
Book-Entry; Delivery and Form
Plan of Distribution
Material Federal Income Tax Consequences
Legal Matters
Experts	$100,000,000

[Chelsea Logo]

Offer For All Outstanding
8 3/8% Notes Due 2005
And 8 5/8% Notes Due 2009
In Exchange For
8 3/8% Notes Due 2005
And 8 5/8% Notes Due 2009
Which Have Been Registered
Under The Securities Act Of 1933

PROSPECTUS

___________, 2000

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

           The Partnership Agreement of Chelsea GCA Realty Partnership, L.P. contains provisions indemnifying its partners and their officers and directors to the fullest extent permitted by the Delaware Limited Partnership Act.

Item 21. Exhibits.

4.1	-	Form of Indenture among Chelsea GCA Realty Partnership, L.P., Chelsea GCA Realty, Inc. and State Street Bank and Trust Company, as Trustee. Incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-3 (File No. 33-98136).

4.2	-	Fifth Supplemental Indenture relating to Exchange Notes.

4.3	-	Registration Rights Agreement dated as of August 16, 2000 between Chelsea GCA Realty Partnership, L.P. and the Initial Purchasers.

5	-	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the Exchange Notes.

12	-	Statement regarding computation of ratio of earnings to fixed charges. Incorporated by reference to Exhibit 12 to Registration Statement on Form S-3 (File No. 333-39324).

23.1	-	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5).

23.2	-	Consent of Ernst & Young LLP.

24	-	Power of attorney (included on signature page of this Registration Statement).

25	-	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1 of State Street Bank and Trust Company. Incorporated by reference to Exhibit 25 to Registration Statement on Form S-3 (File No. 33-98136).

Item 22. Undertakings.

           (a)      The undersigned registrant hereby undertakes:

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           (b)      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

           (c)      The undersigned registrant hereby undertakes that:

                (1)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                (2)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (d)      The undersigned registrant hereby undertakes:

                (1)      To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                (2)      To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Roseland, state of New Jersey, on October 20, 2000.

CHELSEA GCA REALTY PARTNERSHIP, L.P. By:/s/ Leslie T. Chao Leslie T. Chao President

POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. Bloom, Leslie T. Chao, Michael J. Clarke, and Denise M. Elmer, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and any Registration Statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David C. Bloom David C. Bloom	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 20, 2000

/s/ Michael J.Clarke Michael J. Clarke	Senior Vice President--Finance (Principal Financial and Accounting Officer)	October 20, 2000

/s/ William D. Bloom William D. Bloom	Director	October 20, 2000

/s/ Brendan T. Byrne Brendan T. Byrne	Director	October 20, 2000

Robert Frommer	Director

/s/ Barry M. Ginsburg Barry M. Ginsburg	Director	October 20, 2000

/s/ Philip D. Kaltenbacher Philip D. Kaltenbacher	Director	October 20, 2000

/s/ Reuben S. Leibowitz Reuben S. Leibowitz	Director	October 20, 2000

Exhibit Index

Exhibit	Description

4.1	-	Form of Indenture among Chelsea GCA Realty Partnership, L.P., Chelsea GCA Realty, Inc. and State Street Bank and Trust Company, as Trustee. Incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-3 (File No. 33-98136).

4.2	-	Fifth Supplemental Indenture relating to Exchange Notes.

4.3	-	Registration Rights Agreement dated as of August 16, 2000 between Chelsea GCA Realty Partnership, L.P. and the Initial Purchasers.

5	-	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the Exchange Notes.

12	-	Statement regarding computation of ratio of earnings to fixed charges. Incorporated by reference to Exhibit 12 to Registration Statement on Form S-3 (File No. 333-39324).

23.1	-	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5).

23.2	-	Consent of Ernst & Young LLP.

24	-	Power of attorney (included on signature page of this Registration Statement).

25	-	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1 of State Street Bank and Trust Company. Incorporated by reference to Exhibit 25 to Registration Statement on Form S-3 (File No. 33-98136).